UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 13, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

VOLUNTARY ANNOUNCEMENT

Announcement in Relation to Foreign Investment

By a Subsidiary of Controlling Shareholder

This is a voluntary announcement made by China Eastern Airlines Corporation Limited (the Company”).

On 12 November 2018, the Company received a notice from Eastern Airlines Industry Investment Company Limited (“Eastern Investment”), a wholly-owned subsidiary of the Company’s controlling shareholder, China Eastern Air Holding Company Limited (“CEA Holding”), in respect of the proposed subscription of shares of Juneyao Airlines Co., Ltd. (“Juneyao Airlines”) by Eastern Investment. Details are as follows:

I.	Basic information of the foreign investment

Juneyao Airlines intends to non-publicly issue not more than 169,130,680 A shares (inclusive). Eastern Investment intends to contribute not more than RMB3,154,000,000 (inclusive) to subscribe for the aforesaid non-public issuance of not more than 169,130,680 A shares (inclusive) of Juneyao Airlines (the “Non-public Issuance of Shares”).

The price determination date of the Non-public Issuance of Shares shall be the first day of the issue period of the Non-public Issuance of Shares. The issue price of the Non-public Issuance of Shares shall be the average trading price of the shares of Juneyao Airlines (the “Juneyao Shares”) for the 20 trading days preceding the price determination date.

Specifically, the average trading price of the Juneyao Shares for the 20 trading days preceding the price determination date = total trading amount of Juneyao Shares for the 20 trading days preceding the price determination date/total trading volume of Juneyao Shares for the 20 trading days preceding the price determination date (rounded up to the nearest two decimal places). In the event that Juneyao Airlines distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities causing any adjustment in its share prices for such 20 trading days, the trading prices for the trading days before such adjustment shall be calculated on the basis of the adjusted price caused by the ex-right or ex-dividend activities.

In the event that Juneyao Airlines distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the price determination date of the Non-public Issuance of Shares to the issuance date, the issue price shall be adjusted on ex-right or ex- dividend basis.

The final issue price of the Non-public Issuance of Shares shall be determined and agreed after the Non-public Issuance of Shares has been approved by the China Securities Regulatory Commission (the “CSRC”), in accordance with the requirements of relevant laws and regulations and requests of regulatory authorities, by the board of directors of Juneyao Airlines or its authorized person(s) under the authorization granted at the general meetings of Juneyao Airlines, and the sponsor (the lead underwriter) of the Non-public Issuance of Shares.

II.	Basic information of the investee company

Name of company:	Juneyao Airlines Co., Ltd.

Legal representative:	Wang Junjin

Registered capital:	RMB1,797,013,477

Date of establishment:	23 March 2006

Scope of operations:	Domestic (including Hong Kong, Macau and Taiwan) passenger and cargo transportation services; international passenger and cargo transportation services; catering supply; manufacturing of aircraft components; sales of commodities, metal and electronic products, textiles, electronic products, household electrical appliances, cultural products, art works, chemical raw materials (except dangerous goods), metal materials, apparatuses and instruments, mechanical equipment and vehicle accessories; engaging in import and export businesses of goods and technology (where projects are subject to approval according to laws, the operations shall be commenced subject to the approval of the relevant departments).

Shanghai Juneyao (Group) Co., Ltd. (“JuneYao Group”) is a controlling shareholder of Juneyao Airlines. As of the date of this announcement, JuneYao Group held 63.12% shares of Juneyao Airlines.

III.	Connection upon investment

Upon completion of the Non-public Issuance of Shares, based on the maximum number of shares to be issued, Eastern Investment will hold approximately 8.6% shares of Juneyao Airlines and shall not obtain the control of Juneyao Airlines. However, pursuant to the requirements of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange (Revised in 2018) (the “Shanghai Listing Rules”), Eastern Investment will become a shareholder holding 5% or more shares in Juneyao Airlines, and thus become a connected party of Juneyao Airlines under the Shanghai Listing Rules.

Meanwhile, according to the ongoing proposals of the Non-public Issuance of A Shares and Non-public Issuance of H Shares of the Company (please refer to the announcement of the Company dated 10 July 2018 in respect of the Non-public Issuance of A Shares and Non-public Issuance of H Shares, the progress announcements of the Company dated 30 August 2018 and 18 October 2018, the circular of the Company dated 13 August 2018 and the poll results announcement of the Company dated 30 August 2018 for details), JuneYao Group, Juneyao Airlines and Shanghai Jidaohang Enterprise Management Company Limited (“Shanghai Jidaohang”) intended to subscribe for A shares of the Company under non-public issuance and Shanghai Juneyao Airlines Hong Kong Limited (“Juneyao Hong Kong”) intended to subscribe for H shares of the Company under non-public issuance. Amongst the aforementioned subscribers, JuneYao Group is a controlling shareholder of Juneyao Airlines and Shanghai Jidaohang, and Juneyao Hong Kong is a wholly-owned subsidiary of Juneyao Airlines. Based on the maximum number of shares of the Company to be issued under the non-public issuance of A shares and H shares of the Company, upon completion of the non-public issuance, Juneyao Airlines and its wholly-owned subsidiary, Juneyao Hong Kong, as well as JuneYao Group and its wholly-owned subsidiary, Shanghai Jidaohang, will own in total more than 5% shares of the Company, and will be deemed connected parties of the Company pursuant to the requirements of relevant laws and regulations, such as the Shanghai Listing Rules, as well as regulatory documents, the articles of association of the Company and the management policy for connected party transactions of China Eastern Airlines Corporation Limited.

IV.	Business competition upon investment

Upon completion of the Non-public Issuance of Shares, based on the maximum number of shares to be issued, Eastern Investment will hold approximately 8.6% shares of Juneyao Airlines and shall not obtain the control of Juneyao Airlines, which is compliant with the non- competition undertaking entered into between CEA Holding and the Company (please refer to the announcement and circular of the Company published on the website of The Stock Exchange of Hong Kong Limited dated 22 December 2017 and 18 January 2018, respectively, for details). Meanwhile the Company and Juneyao Airlines as listed companies, both having established corporate governance structure, the business strategies and significant matters of which are decided by the general meetings or the board of directors and having the president being in charge of the actual implementation works. Also, the Company and Juneyao Airlines are independent to each other, in respect of assets, personnel, finance, corporate, businesses, etc., and the operations of which adhere to laws strictly. The respective development of relevant businesses of the Company and Juneyao Airlines will not damage the interests of the Company and its minority shareholders as a whole.

Upon completion of the Non-public Issuance of Shares, CEA Holding will continue to adhere to the relevant non-competition undertakings strictly, manage the relationship between CEA Holding and the Company, and will not damage the interests of the Company and its minority shareholders.

V.	Effects and significance of the foreign investment

The investment proposal of subscription of shares of Juneyao Airlines under the Non-public Issuance of A Shares by Eastern Investment, the wholly-owned subsidiary of CEA Holding, is significant in further enhancing and deepening the strategic partnership between CEA Holding and Juneyao Airlines, establishing Shanghai as an aviation hub and promoting the “Construction of Five Centers” in Shanghai together by the parties, actively echoing private economy and private enterprise development by CEA Holding as vigorously promoted by the State, and strengthening the strategic cooperation between state-owned capital and private capital. The actual implementation of the capital cooperation will benefit the Company and Juneyao Airlines to further strengthen and enhance the business cooperation in different sectors, promote their sustainable development in the future, fulfil the demand of social development and outbound tourism demand, implement the State strategy for high-quality development of regional integration of the Yangtze River Delta and serve the “Construction of Five Centers” in Shanghai.

The subscription of A shares of Juneyao Airlines under the non-public issuance by Eastern Investment shall be subject to the approval or permission by the general meetings of Juneyao Airlines and regulatory departments such as the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China and the CSRC. The actual implementation of foreign investment by Eastern Investment remains uncertain. Shareholders of the Company and potential investors are advised to exercise caution when dealing in securities of the Company.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 12 November 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent nonexecutive Director) and Yuan Jun (Employee Representative Director).

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